UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

BLUE OWL TECHNOLOGY INCOME CORP.
(Name of Subject Company (Issuer))
BLUE OWL TECHNOLOGY INCOME CORP.
(Names of filing Person (Offeror and Issuer))

Class S Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
69120R 100
(CUSIP Number of Class of Securities)
Class D Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
69120R 209
(CUSIP Number of Class of Securities)
Class I Common Stock, Par Value $0.01 per share
(Title of Class of Securities)
69120R 308
(CUSIP Number of Class of Securities)
Jonathan Lamm
Chief Financial Officer and Chief Operating Officer
Blue Owl Technology Income Corp.
399 Park Avenue
New York, NY 10022
(212) 419-3000
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing person)

Copy to:
Cynthia M. Krus
Kristin H. Burns
Dwaune L. Dupree
Eversheds Sutherland (US) LLP
700 Sixth Street, NW
Washington, DC 20001
(202) 383-0100

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

FINAL AMENDMENT TO TENDER OFFER STATEMENT
This Amendment No. 2 supplements and amends the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 26, 2025, as amended on December 23, 2025, by Blue Owl Technology Income Corp., a Maryland corporation (the “Company,” “our,” “we,” or “us”), in connection with the offer by the Company to purchase up to 65,771,325 shares (the “Shares”) of its issued and outstanding Class S common stock, par value $0.01 per share, Class D common stock, par value $0.01 per share, and Class I common stock, par value $0.01 per share (“Common Stock”) at a price equal to the net offering price per Share, as of December 31, 2025, of each Share of Common Stock tendered pursuant to the Offer.
The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated November 26, 2025, and the related Letter of Transmittal, as amended on December 23, 2025 (together, the “Offer”). The Offer expired at 11:59 P.M., Eastern Time, on January 8, 2026 and approximately 9,773,771 Class S Shares, 988,298 Class D Shares and 40,025,443 Class I Shares were validly tendered and not withdrawn pursuant to the Offer as of such date.
On January 26, 2026, the Company determined that, as of December 31, 2025, the net offering prices per Share of its Class S Shares, Class D Shares and Class I Shares were $10.38 per Share, $10.38 per Share and $10.38 per Share, respectively. The Company purchased all validly tendered and not withdrawn Class S Shares, Class D Shares and Class I Shares for approximately $101,451,743, $10,258,537 and $415,464,103 respectively. The aggregate purchase price for all Shares repurchased pursuant to the Offer was approximately $527,174,383, which represents the value of 15.4% of the aggregate number of the Company’s shares outstanding as of September 30, 2025.
Payment of the purchase prices for the Shares tendered was made promptly in the form of non-interest bearing promissory notes issued to the shareholders whose tenders were accepted for purchase by the Company in accordance with the terms of the Offer. The promissory notes were held by DST Systems Inc., the Company’s transfer agent, on behalf of each tendering shareholder.
ITEM 12. EXHIBITS.
99(a)(1)(I) Shareholder Letter, dated January 28, 2026**
EX-FILING FEES Calculation of Filing Fees Table**
_______________
*    Previously filed.
**    Filed herewith.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2026

BLUE OWL TECHNOLOGY INCOME CORP.

	By:	/s/ Jonathan Lamm
		Name:	Jonathan Lamm
		Title:	Chief Financial Officer and Chief Operating Officer